January 22, 2010
Via EDGAR and U.S. Mail
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F St., N.E.
Washington, D.C. 20549

Attention:	Mr. Larry Spirgel
Mr. Dean Suehiro
Mr. Carlos Pacho

Re:	Oplink Communications, Inc.
Form 10-K for the Fiscal Year Ended June 28, 2009
Filed September 11, 2009

Form 10-Q for the Quarterly Period Ended September 27, 2009
File No. 000-31581
Dear Messrs. Spirgel, Suehiro and Pacho:
     This letter responds to your letter dated January 13, 2010 setting forth comments from the staff of the Division of Corporation Finance to our periodic reports under the Securities and Exchange Act of 1934, as amended. For the staff’s convenience, we have recited the comments in bold type and have followed each comment with our response.
Form 10-K for the fiscal year ended June 28, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations Gain (Loss) on Sale or Disposal of Assets, page 43
1.	Please tell us the factors you considered in concluding in 2008 that the note secured by a personal guarantee was collectible. In addition, tell us what factors changed and/or new factors were considered in concluding in 2009 that the collectability of this note was “unlikely.”

Thank you for the comment. The promissory note was issued to us in January 2008 by DS Ventures, LLC, in connection with the sale of real property by us to DS Ventures, LLC. At that time, we determined that the collection of the amount that was personally guaranteed by the managing member of DS Ventures, LLC was probable, based on our review of the guarantor’s financial information provided to us including, personal financial statements and

U.S. Securities and Exchange Commission
January 22, 2010

tax returns. In addition, the guarantor was (and is) an active and well-known real estate developer in the Los Angeles region, with substantial assets.

In June 2009, the guarantor filed for personal bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. As a result, we determined that the collectability of the promissory note was no longer probable, and the amount recorded on our balance sheet was written off.
Note 4 — Fair Value Accounting, page F-23
2.	For your financial assets whose fair value is determined using Level 2 inputs, please disclose the valuation technique(s) used to measure the fair value and provide a discussion of changes in valuation techniques, if any, during the period.

Thank you for the comment. For our financial assets whose fair value is determined using Level 2 inputs, we rely on pricing from third party sources of market information obtained through our investment brokers. These financial assets consist primarily of corporate debt securities, United States treasury securities, government agency securities and certificates of deposit from issuers with high quality credit ratings. We do not adjust for or apply any additional assumptions or estimates to the pricing information we receive from our brokers. Our investment brokers obtain pricing data from a variety of industry standard data providers (e.g., Bloomberg), and rely on comparable pricing of other securities because the Level 2 securities we hold are not actively traded and have fewer observable transactions. We consider this the most reliable information available for the valuation of the securities. There were no changes to our valuation techniques during the period.

In future filings, if the determination of the fair values of our financial assets requires the use of significant assumptions and estimates made by management, or if our valuation techniques change, we will disclose the relevant information.
Part IV
Item 15. Exhibits
Exhibits 31.1 and 31.2
3.	We note that you have omitted language from paragraph 4 of the certifications required by Exchange Act Rule 13a-14(a). In future filings, revise your certifications to include the language in paragraph 4 of Item 601(31)(i) of Regulation S-K. More specifically, revise to refer to “internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)” in the introduction to paragraph 4.

Thank you for the comment. The omitted language in the introduction to paragraph 4 of the certifications will be included in future filings.

U.S. Securities and Exchange Commission
January 22, 2010

Definitive Proxy Statement Incorporated by Reference into Part III of Form 10-K
Compensation Discussion and Analysis, page 13
Chief Executive Officer Compensation, page 17
4.	Please confirm: the stock awards granted to Mr. Liu disclosed in the compensation table related to his job performance in fiscal year 2010; and that, in future filings, you will provide appropriately quantified detail regarding the basis of all stock option grants.

Thank you for the comment. We confirm that the stock award granted to Mr. Liu in August 2009 is related to his job performance in fiscal year 2010. In future filings, we will provide appropriately quantified detail regarding the basis of all stock grants.
Summary Compensation Table, page 20
5.	In future filings, disclose all assumptions made in the valuation of awards in the stock and option awards columns of the summary compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K. Provide similar for the stock and option awards columns of the director compensation table. See the Instruction to Regulation S-K 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Thank you for the comment. We will disclose valuation assumptions for stock and option awards in accordance with the referenced Instructions in Regulation S-K in future filings.
*     *     *
     In addition to foregoing, Oplink Communications, Inc. (the “Company”), hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
January 22, 2010

     Should you have any questions or comments concerning this response to your comment letter, please contact me at (510) 933-7233 or Stephen Welles, our General Counsel, at (510) 933-7289.

Sincerely,
/s/ Shirley Yin
Shirley Yin
Chief Financial Officer